SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                            PMC International, Inc.
                   -----------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   693437303
                   -----------------------------------------
                                (CUSIP Number)


                              September 24, 1997
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-(c)

      [ ] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693437303


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Och-Ziff Capital Management, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


      NUMBER OF SHARES BENEFICIALLY OWNED BY
      EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            466,666 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            466,666 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      466,666 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

      Item 1(a).  Name of issuer:

      PMC International, Inc., a Colorado corporation (the "Company").


      Item 1(b).  Address of issuer's principal executive offices:

      555 Seventeenth Street, 14th Floor, Denver, Colorado 80202.


      Item 2(a).  Name of person filing:

      This statement is filed on behalf of Och-Ziff Capital Management, L.P., a Delaware limited partnership (the "Reporting Person"). Och-Ziff Associates, L.L.C., a Delaware limited liability company, is the sole general partner of, and may be deemed to control, the Reporting Person. Daniel S. Och, an individual citizen of the United States, is the majority owner and sole controlling person of Och-Ziff Associates, L.L.C., and as such may be deemed to control the Reporting Person.


      Item 2(b).  Address of principal business office or, if none, residence:

      The address of the principal business office of Och-Ziff Capital Management, L.P. is 153 East 53rd Street, 44th Floor, New York, New York 10022.

      Item 2(c).  Citizenship:

      Delaware


      Item 2(d).  Title of class of securities:

      Common Stock.


      Item 2(e).  CUSIP No.:

      693437303


      Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

      (a) - (j)  Not applicable

      If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


      Item 4.  Ownership.

      See cover page for the Reporting Person. Number of reported shares reflects one-for-four reverse split of the Common Stock effected as of December 30, 1997.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      Not applicable


      Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

      Not applicable.


      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.


      Item 8.  Identification and Classification of Members of the Group.

      Not applicable.


      Item 9.  Notice of Dissolution of Group.

      Not applicable.


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 14, 1998.      OCH-ZIFF CAPITAL MANAGEMENT, L.P.
                             By:  OCH-ZIFF ASSOCIATES, L.L.C.
                                   as General Partner

                             By:  /s/ Daniel S. Och
                             --------------------------------
                             Name:   Daniel S. Och
                             Title:  Managing Member